December 9, 2015

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Puma Biotechnology, Inc.
PRER14A filed December 7, 2015
File No. 001-35703

Dear Ms. Chalk:

This letter is furnished on behalf of Puma Biotechnology, Inc. (the “Company”) and sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s PRER14A filed on December 7, 2015, contained in your letter dated December 8, 2015.

For convenience of reference, the comment contained in your December 8, 2015 letter is reprinted below in italics, and is followed by the response of the Company. Contemporaneous with this submission, the Company is filing a third amended preliminary consent revocation statement (“Third Amended Preliminary Consent Revocation Statement”) reflecting the response of the Company below.

PRER14A

Reasons to Reject the Eshelman Consent Proposal, page 2

1.

We note the response to our prior comment 3 and the revised disclosure stating that “several significant investors have conveyed their support for our Company, our management and our current Board” and “[t]he Company estimates that investors expressing these concerns beneficially own more than 50% of Puma’s Common Stock.” Please revise the disclosure to state that such expressions of support from investors do not necessarily reflect the projected results of the consent solicitation since investors

December 9, 2015

reserve the right to execute, not execute or revoke their consents, and that any investor’s final decision in this respect will not be known until the final results of the consent solicitation are determined. Please also confirm, with a view towards revised disclosure, that the Company is able to objectively verify its statements with respect to the estimated level of support expressed by investors given Note d. to Rule 14a-9, and, if so, provide us with such basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Third Amended Preliminary Consent Revocation Statement accordingly.

* * *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (714) 755-8181.

Sincerely,

/s/ Shayne Kennedy
Shayne Kennedy of LATHAM & WATKINS LLP

cc: Alan H. Auerbach, Puma Biotechnology, Inc.

Charles K. Ruck, Esq.